DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

06032683

April 13, 2006

Thomas H. Welch, Jr.
Vice President – Legal
General Corporate Counsel
Dell Inc.
One Dell Way
Round Rock, TX 78682

Act: 1934
Section:
Rule: 14A-8
Public Availability: 4/13/2006

Re: Dell Inc.
Incoming letter dated March 24, 2006

Dear Mr. Welch:

This is in response to your letter dated March 24, 2006 concerning the shareholder proposal submitted to Dell by Abtin Shakouri. We also have received a letter from the proponent dated March 28, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Abtin Shakouri
1016 Centinela Avenue
Santa Monica, CA 90403

DELL

March 24, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Dell Inc. Stockholder Proposal Submitted by Abtin Shakouri, Dated March 9, 2006

Ladies and Gentlemen:

This letter is submitted by the undersigned on behalf of Dell Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934.

On March 13, 2006, the Company received a proposal from Abtin Shakouri, dated March 9, 2006, for inclusion in its proxy materials for its 2006 Annual Meeting of Stockholders. The proposal (a complete copy of which is attached as Exhibit A) requests the Company "to incorporate [processors manufactured by Advanced Micro Devices, Inc.] in its product lines of Desktops, Notebooks and Servers." For the reasons set forth below, the Company intends to omit Mr. Shakouri's proposal from its 2006 proxy statement.

The proposal may be properly omitted from the Company's 2006 proxy statement because Mr. Shakouri has failed to meet the deadline for submission of proposals under Rule 14a-8(e) — Under Rule 14a-8(e), a stockholder desiring to submit a proposal for inclusion in a company's proxy materials must submit the proposal prior to the deadline set forth in the proxy materials for the previous year. In the instant case, the deadline for submitting proposals for inclusion in the Company's upcoming proxy statement, calculated in accordance with Rule 14a-8(e)(2), was February 3, 2006. That deadline, as well as instructions on how to submit a proposal, can be found on page 37 of the Company's 2005 proxy statement. Mr. Shakouri's proposal was received by the Company on March 13, 2006, more than a month past the published deadline.

Timing of response and filing — Rule 14a-8 establishes two relevant response and filing timeframes for dealing with stockholder proposals. First, under Rule 14a-8(f), within 14 calendar days of receiving the proposal, the company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal timely). Second, under Rule 14a-8(j), if the company intends to exclude the proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless the company demonstrates good cause for missing the deadline.

The Company's 2006 annual meeting of stockholders is currently scheduled for July 21, 2006, and the Company anticipates that it will file definitive proxy materials for that meeting on or before June 2, 2006. The Company acknowledges that this letter is being sent less than 80 calendar days prior to that anticipated filing date. The Company received Mr. Shakouri's proposal on March 13, 2006, well past the published deadline for the submission of stockholder proposals and 79 days prior to the anticipated filing date of its proxy materials, and we believe that this late receipt is good cause for missing the deadline as described in 14a-8(j). The Company has responded within 14 calendar days of receiving Mr. Shakouri's proposal.

Conclusion — For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission due to the exclusion of Mr. Shakouri's proposal from the Company's 2006 proxy materials. If for any reason the Staff does not agree with our conclusions, as set forth herein, the undersigned would like to meet with the Staff to discuss the issues presented by this letter. If the Staff has any questions or has formulated a response to this request, please contact the undersigned by telephone at 512-728-0587 or by facsimile at 512-283-0587.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it to the undersigned in the accompanying envelope.

Sincerely,

Thomas H. Welch, Jr.
Vice President – Legal
General Corporate Counsel

Enclosures

cc: Abtin Shakouri

EXHIBIT A

Dell Shareholder Proposal

WHEREAS, Advanced Micro Devices processors have repeatedly outperformed Intel processors on price as well as performance. Dell's exclusive relationship with Intel Corporation has jeopardized Dell's market share in the Desktop, Notebook and Server market. Technology Review sites have repeatedly tested Intel and MD processors and in almost every instance AMD outperforms Intel Chips as regard to price as well as performance and power efficiency.

RESOLVED, To better compete with Personal Computer suppliers such as HP/Compaq, Gateway/E-Machine and Apple. To provide a first-class product line for consumers as well as lower prices and greater performance. Dell is mandated within three to six months to incorporate AMD based processors in its product lines of Desktops, Notebooks and Servers.

March 28, 2006

Thomas H. Welch, Jr.
Vice President – Legal
General Corporate Counsel
Dell Inc.
One Dell Way
Round Rock, Texas 78682-2244

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Response to Dell Inc. Stockholder Proposal Submitted by Thomas H. Welch, Jr. March 24, 2006

Mr. Thomas H. Welch, Jr.

I am in receipt of your letter dated March 24, 2006, stating as to my proposal not meeting the deadline of February 3, 2006. However, I would like to inform you as well as the SEC. that I have tried on numerous occasions over the past year to include my proposal on your proxy statement. I have e-mails as early as June 3, 2005 stating my intention as to submitting my proposal. I also ***called and wrote several letters*** to Lynn A. Tyson, VP Investor Relations & Corporate Communications, stating my intention in submitting my proposal to the upcoming proxy. I think that it is odd that my letters, e-mails and calls have gone unanswered until now, when the deadline has already passed for the upcoming proxy statement. Enclosed you will find my e-mails to your company, stating my intention in submitting a proposal. I would also like to let you know that I have forwarded this letter, with my e-mails and your original letter dated March 24, 2006 to the Securities and Exchange Commission. I believe that it unfair to omit my proposal. I have tried to submit my proposal numerous times over the past year and the fault should lie with your Investors Relations, I believe I wrote six e-mails, called their office five to six times and mailed them my proposals several times over the last year. Your office can check with Lynn A. Tyson regarding my e-mails, calls and letters concerning my proposal

Sincerely,

Shakouri, Abtin

Abtin Shakouri
1016 Centinela Avenue
Santa Monica, CA 90403
Ashakouri1@gmail.com
Tel: 310-570-7336

Enclosure

Exhibit B

Gmail BETA

Abtin Shakouri <ashakouri1@gmail.com>

SEC Response - File # HO1110995

3 messages

U.S. Securities and Exchange Commission <oiea@sec.gov> **Tue, Nov 8, 2005 at 5:59 AM**
Reply-To: "U.S. Securities and Exchange Commission" <oiea@sec.gov>
To: "Shakouri, Abtin" <ashakouri1@gmail.com>

Dear Mr. Shakouri,

Thank you for contacting us about your shareholder proposal.

On May 21, 1998, the SEC adopted a rule that explains in plain English how shareholder proposals work. You can find the rule on our website at www.sec.gov/rules/final/34-40018.htm.

One part of the rule explains in a question-and-answer format when a company must include a shareholder proposal in their proxy statement.

We suggest that you read this material, if you have not already done so, to make sure that you have properly submitted your shareholder proposal and to understand when and how Dell must act in response.

If after reading this material you still have questions, feel free to contact our Division of Corporation Finance for further assistance. You may reach the Division via email at IMOCC@sec.gov or telephone at 202-551-3500.

Sincerely,

CECELIA R HOWELL
U.S. Securities and Exchange Commission
(202)551-6343

COMPLAINT

Submitted: 2005-11-02
Send Copy: A copy of this may be sent to the entity.

INVESTOR INFORMATION
Name: Mr. Abtin Shakouri
Address: 1016 Centinela ave
Santa Monica, CALIFORNIA (CA) 90403
UNITED STATES
Day Phone: 3105707336
Alt Phone:
Fax:

Email: ashakouri1@gmail.com

ENTITY INFORMATION
Name: Dell Inc.
Type: Public Company
Rep.:
Address:
TEXAS (TX)
UNITED STATES

SECURITY INFORMATION
Name:
Symbol: DELL
Type: Equity security (general)

COMPLAINT INFORMATION
Providable Documents:
- Correspondence to and from Firm

Description:
I am a shareholder of Dell, and I meet the minimum requirement necessary for a shareholder proposal. Howeve I have contacted Dell through e-mail, mail and phone and they have yet to return my calls. I have contacted their investor relations in adding my shareholder proposal to their proxy, however they have yet to return any of my calls, e-mails, or letters.

ACTION INFORMATION
Complained to:
- The firm
Legal Action:
Description:

Abtin Shakouri <ashakouri1@gmail.com> **Tue, Nov 8, 2005 at 12:01 PM**
To: "U.S. Securities and Exchange Commission" <oiea@sec.gov>

I have read the rules before. My problem is that I have contacted Dell Investor relations notifying them of my intent to submit a shareholder proposal but they have yet to contact me back. I have written a letter, e-mailed and left phone messages for their investor relations and they have yet to respond in any manner or mean.
Abtin Shakouri

[Quoted text hidden]

OIEA <OIEA@sec.gov> **Tue, Nov 15, 2005 at 7:23 AM**
To: Abtin Shakouri <ashakouri1@gmail.com>

Dear Mr. Shakouri,

I checked the rules and couldn't find anything outlining procedures or requirements for a company to respond to your notification. A response would be required to your formal submission of a shareholder proposal of 500 words or less including any accompanying supporting statement. The only responses required of a company in connection with the submission of a shareholder proposal are outlined specifically in the proxy rules.

Cecelia Howell

From: Abtin Shakouri [mailto:ashakouri1@gmail.com]
Sent: Tuesday, November 08, 2005 3:01 PM
To: OIEA
Subject: Re: SEC Response - File # HO1110995

[Quoted text hidden]

Exhibit C

Abtin Shakouri <ashakouri1@gmail.com>

How to submit a shareholder proposal?

1 message

Abtin Shakouri <ashakouri1@gmail.com> **Mon, Jun 20, 2005 at 6:45 PM**
Reply-To: Abtin Shakouri <ashakouri1@gmail.com>
To: Investor_Relations@dell.com

Dell Investor Relations:
I am currently a shareholder of Dell stock with value over the $2,000.00 required minimum, and I was wondering what the process was in submitting a shareholder proposal to be included in the next shareholder meeting?
-Abtin Shakouri
ashakouri1@gmail.com
310-570-7336

Gmail by Google BETA

Abtin Shakouri <ashakouri1@gmail.com>

Exhibit D

Shareholder Proposal

2 messages

Abtin Shakouri <ashakouri1@gmail.com> **Wed, Oct 12, 2005 at 10:54 AM**
To: Investor_Relations@dell.com

Dell Investor Relations:
I am a current Dell shareholder exceeding the minimum amount require to submit a shareholder proposal, and I would like to know the process for submitting a proposal for proxy vote?

Abtin Shakouri
ashakouri1@gmail.com
310-570-7336

Abtin Shakouri <ashakouri1@gmail.com> **Wed, Oct 26, 2005 at 1:22 PM**
To: Investor_Relations@dell.com, environment_policy@dell.com

Dell:
I sent this e-mail approximately 15 days ago and have yet to hear a response. I am a current Dell Shareholder and I would like to submit a Shareholder Proposal.
[Quoted text hidden]

Exhibit E

Gmail by Google BETA

Abtin Shakouri <ashakouri1@gmail.com>

How to submit a Shareholder Proposal?

1 message

Abtin Shakouri <ashakouri1@gmail.com> **Tue, Jun 7, 2005 at 5:54 PM**
Reply-To: Abtin Shakouri <ashakouri1@gmail.com>
To: Investor_Relations@dell.com

Dell Investor Relations:

I am currently a shareholder of Dell stock with value over the $2,000.00 minimum requirement, and I was wondering what the process was in submitting a shareholder proposal?

-Abtin Shakouri
310-570-7336

Exhibit F

Gmail by Google BETA

Abtin Shakouri <ashakouri1@gmail.com>

Submitting Shareholder Proposal

1 message

Abtin Shakouri <ashakouri1@gmail.com> **Fri, Jun 3, 2005 at 3:33 PM**
Reply-To: Abtin Shakouri <ashakouri1@gmail.com>
To: Investor_Relations@dell.com

Dell Investor Relations:

I am currently a shareholder of Dell stock with value over the $2,000.00 minimum requirement, and I was wondering what the process was in submitting a shareholder proposal?

-Abtin Shakouri
310-570-7336

DELL

March 24, 2006

Abtin Shakouri
1016 Centinela Avenue
Santa Monica, California 90403

Re: Stockholder Proposal

Dear Mr. Shakouri:

We are in receipt of your letter, dated March 9, 2006, and accompanying stockholder proposal. Attached is a copy of a letter we sent to the United States Securities and Exchange Commission today informing them of our intention to omit your proposal from our upcoming proxy statement due to the lateness of your submission. As we note in the attached letter, we did not receive your proposal until March 13, 2006, well past the February 3, 2006 deadline for submitting proposals. That deadline, along with instructions on how to submit a proposal, was published in last year's proxy statement (see page 37), as required by SEC rules.

You should note that we have not addressed whether there may be other bases for excluding your proposal from our proxy statement, including one or more of the bases described in SEC Rule 14a-8(i). Under that rule, for example, a company may be entitled to exclude a proposal (even if the submitting stockholder has complied with the timing and eligibility requirements) if:

- The proposal is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization (in our case, Delaware); or
- The proposal deals with a matter relating to the company's ordinary business operations.

We want to thank you for your continued interest in Dell. If you have any questions about this matter, please let me know.

Sincerely,

Thomas H. Welch, Jr.
Vice President - Legal
General Corporate Counsel

Enclosure

DELL

March 24, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

Re: Dell Inc. Stockholder Proposal Submitted by
Abtin Shakouri, Dated March 9, 2006

Ladies and Gentlemen:

This letter is submitted by the undersigned on behalf of Dell Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934.

On March 13, 2006, the Company received a proposal from Abtin Shakouri, dated March 9, 2006, for inclusion in its proxy materials for its 2006 Annual Meeting of Stockholders. The proposal (a complete copy of which is attached as Exhibit A) requests the Company "to incorporate [processors manufactured by Advanced Micro Devices, Inc.] in its product lines of Desktops, Notebooks and Servers." For the reasons set forth below, the Company intends to omit Mr. Shakouri's proposal from its 2006 proxy statement.

The proposal may be properly omitted from the Company's 2006 proxy statement because Mr. Shakouri has failed to meet the deadline for submission of proposals under Rule 14a-8(e) — Under Rule 14a-8(e), a stockholder desiring to submit a proposal for inclusion in a company's proxy materials must submit the proposal prior to the deadline set forth in the proxy materials for the previous year. In the instant case, the deadline for submitting proposals for inclusion in the Company's upcoming proxy statement, calculated in accordance with Rule 14a-8(e)(2), was February 3, 2006. That deadline, as well as instructions on how to submit a proposal, can be found on page 37 of the Company's 2005 proxy statement. Mr. Shakouri's proposal was received by the Company on March 13, 2006, more than a month past the published deadline.

Timing of response and filing — Rule 14a-8 establishes two relevant response and filing timeframes for dealing with stockholder proposals. First, under Rule 14a-8(f), within 14 calendar days of receiving the proposal, the company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal timely). Second, under Rule 14a-8(j), if the company intends to exclude the proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless the company demonstrates good cause for missing the deadline.

Dell Inc. | One Dell Way | Round Rock, TX 78682 | Telephone 512.338.4400 | Telefax 512.283.6161
www.dell.com | 1-800 BUY DELL

The Company's 2006 annual meeting of stockholders is currently scheduled for July 21, 2006, and the Company anticipates that it will file definitive proxy materials for that meeting on or before June 2, 2006. The Company acknowledges that this letter is being sent less than 80 calendar days prior to that anticipated filing date. The Company received Mr. Shakouri's proposal on March 13, 2006, well past the published deadline for the submission of stockholder proposals and 79 days prior to the anticipated filing date of its proxy materials, and we believe that this late receipt is good cause for missing the deadline as described in 14a-8(j). The Company has responded within 14 calendar days of receiving Mr. Shakouri's proposal.

Conclusion — For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission due to the exclusion of Mr. Shakouri's proposal from the Company's 2006 proxy materials. If for any reason the Staff does not agree with our conclusions, as set forth herein, the undersigned would like to meet with the Staff to discuss the issues presented by this letter. If the Staff has any questions or has formulated a response to this request, please contact the undersigned by telephone at 512-728-0587 or by facsimile at 512-283-0587.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it to the undersigned in the accompanying envelope.

Sincerely,

Thomas H. Welch, Jr.
Vice President – Legal
General Corporate Counsel

Enclosures

cc: Abtin Shakouri

EXHIBIT A

Dell Shareholder Proposal

WHEREAS, Advanced Micro Devices processors have repeatedly outperformed Intel processors on price as well as performance. Dell's exclusive relationship with Intel Corporation has jeopardized Dell's market share in the Desktop, Notebook and Server market. Technology Review sites have repeatedly tested Intel and MD processors and in almost every instance AMD outperforms Intel Chips as regard to price as well as performance and power efficiency.

RESOLVED, To better compete with Personal Computer suppliers such as HP/Compaq, Gateway/E-Machine and Apple. To provide a first-class product line for consumers as well as lower prices and greater performance. Dell is mandated within three to six months to incorporate AMD based processors in its product lines of Desktops, Notebooks and Servers.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 13, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dell Inc.
Incoming letter dated March 24, 2006

The proposal relates to product lines.

There appears to be some basis for your view that Dell may exclude the proposal under rule 14a-8(e)(2) because Dell received it after the deadline for submitting proposals. We note your representation that Dell received the proposal after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Dell omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Dell did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Dell's request that the 80-day requirement be waived.

Sincerely,

Mark F. Vilardo
Special Counsel